BresaGen

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 38 Winwood Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	The Office of International C[redacted]rate Finance
COMPANY:	SEC
FAX NUMBER:	0011 1 20[redacted]
FROM:	Trudy Fent
DATE:	Thursday, 5
SUBJECT:	ASX Annou
PAGES (inc. cover)	16

02060229

SUPPL

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcements which were recently released through the Australian Stock Exchange –

1. Notice of Annual General Meeting dated 4 October, 2002.
2. BresaGen in major move towards stem cell commercialisation dated 18 November, 2002.
3. Clarification of previous announcement dated 18 November, 2002.
4. Analysts Presentation dated 18 November, 2002.
5. Chairman's Address at AGM dated 21 November, 2002.
6. CEO's Address at AGM dated 21 November, 2002.
7. Results of AGM dated 21 November, 2002.

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

Yours sincerely

T.M. Fenton

Trudy Fenton
Corporate Administrator
tfenton@bresagen.com.au

dlw 12/6

If there are any problems with this transmission, call 08 8234 2660

BresaGen Limited

ACN 007 998 767

Notice of Annual General Meeting

Notice is hereby given that the 2002 Annual General Meeting of BresaGen Limited ("Company") will be held at Einstein's, Building 16, University of Adelaide Thebarton Campus, Stirling Street Thebarton SA on Thursday 21st November 2002 at 3.30pm.

ORDINARY BUSINESS

1. FINANCIAL REPORTS
   To receive and consider the Company's financial report, directors' report and auditor's report for the year ended 30 June 2002.
2. TO RE-ELECT MR HART AS DIRECTOR
   Mr Peter Hart retires by rotation in accordance with the Company's constitution and, being eligible, offers himself for re-election.
3. TO RE-ELECT DR JUTTNER AS DIRECTOR
   Dr Chris Juttner retires by rotation in accordance with the Company's constitution and, being eligible, offers himself for re-election.

SPECIAL BUSINESS

4. THE BRESAGEN EMPLOYEE OPTIONS INCENTIVE PLAN
   To consider and if thought fit pass the following resolution as an ordinary resolution:
   "That the issue of options pursuant to The BresaGen Employee Options Incentive Plan be approved for the purpose of Listing Rule 7.2 of the ASX Listing Rules."
5. THE US EMPLOYEE OPTION INCENTIVE PLAN
   To consider and if thought fit pass the following resolution as an ordinary resolution:
   "That the issue of options pursuant to The US Employee Option Incentive Plan be approved for the purpose of Listing Rule 7.2 of the ASX Listing Rules."
6. ISSUE OF OPTIONS TO DR JUTTNER
   To consider and if thought fit pass the following resolution as an ordinary resolution:
   "That the grant of twenty five thousand (25,000) share options to Dr Chris Juttner pursuant to the BresaGen Employee and Researcher Option Plan be approved on the following terms:

Issue price:	Nil
Exercise price:	100% of the average closing price of the ordinary shares of the Company over the last five trading days prior to the grant of the option.
Vesting dates:	One third (1/3) to vest 12 months after the date of the grant of the options. One third (1/3) to vest 24 months after the date of the grant of the options. Balance to vest 36 months after allotment and issue.
Exercise date:	At any time after the vesting date up to 5.00pm on the tenth anniversary of the date of the grant of the options."

7. ISSUE OF OPTIONS TO DR JUTTNER
   To consider and if thought fit pass the following resolution as an ordinary resolution:
   "That the grant of thirty five thousand four hundred and fifteen (35,415) share options to Dr Chris Juttner pursuant to the BresaGen Employee and Researcher Option Plan be approved on the following terms:

Issue price:	Nil
Exercise price:	$1.01 each, being the Company's share price at 29 June 2001.
Vesting dates:	Immediately on the grant of the options.
Exercise date:	At any time after the vesting date up to 5.00pm on the tenth anniversary of the date of the grant of the options."

8. ISSUE OF OPTIONS TO DR SMEATON
   To consider and if thought fit pass the following resolution as an ordinary resolution:
   "That the grant of one hundred and thirty thousand two hundred and thirty two (130,232) share options to Dr John Smeaton pursuant to the BresaGen Employee and Researcher Option Plan be approved on the following terms:

Issue price:	Nil
Exercise price:	$1.01 each, being the Company's share price at 29 June 2001.
Vesting date:	Immediately on the grant of the options
Exercise date:	At any time after the vesting date up to 5.00pm on the tenth anniversary of the date of the grant of the options."

VOTING EXCLUSION STATEMENT

In accordance with the Australian Stock Exchange Listing Rules, the Company will disregard any votes cast on Resolutions 4 – 8 by or on behalf of:

- a director of the Company; and
- an associate of a director of the Company

However, the Company need not disregard the vote if:

- it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By order of the Board

Linton W P Burns
Company Secretary
4 October 2002

Notes:

1. A member entitled to attend and vote is entitled to appoint not more than two proxies to attend and vote on his/her behalf. If a member appoints one proxy, that proxy may vote on a show of hands. If a member appoints two proxies neither proxy can vote on a show of hands.
2. Proxies need not be members of the Company.
3. The Proxy Form must be signed by the shareholder or by his/her/joint authorised attorney. If the shareholder is a corporation this form of proxy should be signed:
   (i) under the common seal of the company.
   (ii) or by a director, secretary or attorney of the corporation.
4. The form of proxy must be received by Computershare Investor Services Pty Limited not later than 48 hours before the commencement of the meeting. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged by posting, delivery or facsimile to the Company's share registry at:

BresaGen Limited share registry
Computershare Investor Services Pty Limited
GPO Box 1903
Adelaide South Australia 5001
Australia
Facsimile +61 8 82362305

Pursuant to regulation 7.11.37 of the Corporations Regulations 2001, the Directors have determined that the shareholding of each member for the purposes of ascertaining voting entitlements for the Annual General Meeting will be as it appears on the share register as at 7.00 pm (Adelaide time) on 18 November 2002.

Explanatory Notes

The following notes have been prepared to assist shareholders with their consideration of the resolutions set out in the Notice of Annual General Meeting.

Resolution 4 – Approval of The BresaGen Employee Options Incentive Plan

The Directors of BresaGen implemented The BresaGen Employee and Researcher Options Incentive Plan ("Plan") on 24 June 1999. The Directors believe that the Plan is an effective means of attracting, retaining, rewarding and motivating employees and intends to continue the Plan for the foreseeable future.

Broadly speaking, Listing Rule 7.1 provides that a listed company may issue in aggregate up to 15% of its fully paid ordinary shares within a 12 month period without shareholder approval. There are however various exceptions to this rule.

One of the exceptions provided for in Listing Rule 7.2, exception 9(b) is that securities issued under an employee incentive scheme will not be taken into account when calculating the 15% limit, provided that within 3 years before the date of issue of the securities, either the Company's shareholders have approved the scheme, or a summary of the scheme was set out in a prospectus issued by the Company. The Plan was summarised in the Company's prospectus issued on 23 July 1999. The Plan therefore requires the approval of shareholders at this year's AGM so that the Company can take advantage of the exception to Listing Rule 7.1. Accordingly Resolution 3 seeks shareholder approval of the Plan.

The terms of the Plan will be the same as those summarised in the prospectus, except that it has been amended to reflect changes in the Corporations Act since the Plan's implementation. Also, the clause limiting the number of options which can be issued by the Company under the Plan has been deleted. It should be noted however that the law and relief provided under class order 00/220 operate to limit the number of options which can be issued under an employee share option plan without having to issue a disclosure document. The Directors approved the amendments to the Plan on 5 October 2002.

A summary of the terms of the Plan follows:

- The Directors may, at their discretion, issue invitations to "Eligible Persons" inviting them to take up options under the Plan.
- "Eligible Persons" are full time or part time employees of the Company who have been employed by the Company for at least 12 months and Directors of the Company.
- The exercise price and exercise period will be determined by the Directors and specified in the invitations.
- Options granted under the Plan will lapse if an option-holder ceases to be an Eligible Person for any reason other than death, retirement or disability.
- Options granted in accordance with the Plan are personal to the option-holder and cannot be transferred to any other person (except a legal personal representative on the death of the option-holder).
- The Directors have the right to terminate the Plan at any time.
- The option-holder cannot participate in new issues of underlying securities without first exercising the options.
- In the event of a capital reconstruction, the options will be reconstructed in accordance with the ASX Listing Rules.

Any shareholder requiring a copy of the full terms of the Plan will be sent one, free of charge, on request to the Company.

Since the date the shareholders last approved the Plan, the Company has issued 2,110,000 options under the Plan.

Resolution 5 – Approval of The US BresaGen Employee Options Incentive Plan

In addition to The BresaGen Employee Options Incentive Plan, the Directors of BresaGen implemented The US BresaGen Employee Options Incentive Plan ("US Plan") for employees in the United States on 5 October 2002. A separate plan is used in the United States because of differing legal requirements governing the issue of securities under employee incentive schemes in Australia and the United States.

As explained above, securities issued under an employee incentive scheme will be taken into account when calculating the 15% limit in Listing Rule 7.1, unless shareholders have approved the scheme. For this reason, resolution 5 seeks shareholder approval of the US Plan. The US Plan has not previously been approved by shareholders and no options have yet been issued to employees under the US Plan.

A summary of the terms of the US Plan follows:

- The Directors, may at their discretion, issue invitations to Eligible Persons inviting them to take up options under the US Plan.
- Eligible Persons are full time or part time employees of the Company who have been employed by the Company for at least 12 months and Directors of the Company who reside in the United States at the time the options are granted.
- The maximum number of shares to be issued pursuant to the exercise of options granted under the US Plan is 1,000,000. The maximum number of shares authorised may be increased from time to time by approval of the Board.
- The exercise price will be determined by the Directors and specified in the invitations, however, the exercise price must not be less than 100% of the Fair Market Value of a share on the date on which the option is granted or 110% of the Fair Market Value if at the time the option is granted, the Eligible Person owns directly or indirectly more than 10% of the total combined voting power of all classes of securities of the Company, or parent or any subsidiary of the Company.
- Fair Market Value is defined in the US Plan as being the mean between the reported high and low sales price of the shares in the Company quoted on the ASX on any date (or, if no shares were traded on such day, as of the next preceding day on which there was such a trade), or, if the shares are not admitted to a trading exchange, the price that the Directors determine in good faith in the exercise of their reasonable determination.
- The aggregate of the Fair Market Value (determined as of the date the option is granted) of the shares with respect to which options are exercisable for the first time by an option-holder during any calendar year shall not exceed US$100,000.
- Options granted under the US Plan will lapse if an option-holder ceases to be an Eligible Person for any reason other than death, retirement or disability
- The exercise period will be determined by the Directors and specified in the invitations however, the exercise period must not exceed 10 years from the date the option was granted, or 5 years if the Eligible Person owns directly or indirectly more than 10% of the total combined voting power of all classes of securities of the Company, or any parent or subsidiary of the Company
- Options granted in accordance with the US Plan are personal to the option-holder and cannot be transferred to any other person (except a legal personal representative on the death of the option-holder).
- The Directors have the right to terminate the US Plan at any time.
- The option-holder cannot participate in new issues of underlying securities without first exercising the options.
- In the event of a capital reconstruction, the options will be reconstructed in accordance with the ASX Listing Rules.

Any shareholder requiring a copy of the full terms of the US Plan will be sent one, free of charge, on request of the Company.

Resolutions 6, 7 and 8 - Issue of Options to Directors

The Company is required to seek shareholder approval of the issue of the options to Directors under Listing Rule 10.14. Accordingly, the Company seeks shareholder approval of the issue of options to Drs Juttner and Smeaton pursuant to the Plan. If approved, the options will be granted within the 12 months following the date of this meeting.

Listing Rule 10.15 requires disclosure of the details of the options granted to the Directors and their associates under the Plan since the last approval under Listing Rule 10.14. Those details are as follows:

Name of Director	Number of Options Received	Acquisition Price of Each Option
Mr John Hasker	25,000	$Nil
Dr John Smeaton	220,000	$Nil
Dr Geoffrey Vaughan	25,000	$Nil
Dr Geoff Brooke	25,000	$Nil
Mr Peter Jenkins	25,000	$Nil
Mr Peter Hart	25,000	$Nil

There is no maximum number of options which may be acquired by the Directors and their associates under the Plan. The Company has a performance based remuneration system in place whereby executive Directors of the Company are awarded options if certain performance criteria are achieved. The Remuneration and Nomination Committee established by the Board of Directors sets the performance criteria annually

Listing Rule 10.15 also requires disclosure of the names of all Directors and associates of the Directors that are entitled to participate under the Plan. These are:

- Mr Peter Hart;
- Dr John Smeaton;
- Dr Chris Juttner;
- Dr Geoffrey Vaughan;
- Dr John Kucharcyzk; and
- Mr Rudy Mazzocchi.

And any associate of the above current Directors of the Company.

BresaGen

Monday, 18 November 2002

BresaGen

BresaGen in major move towards stem cell commercialisation

In a move which could dramatically open up the market for embryonic stem cell-based treatments, Australian biotechnology company, BresaGen Limited today announced that it will acquire exclusive rights to key intellectual property (IP) clearing the path to commercialisation.

BresaGen now has a patent portfolio which extends from methods for isolation of pluripotent stem cells, the differentiation of specific cell types needed to treat disease and technology for the delivery of those cells to the central nervous system.

BresaGen is confident that it now has an unfettered path to the commercialisation of a treatment for Parkinson's Disease and other diseases of the central nervous system.

In a deal with Plurion, an Atlanta Georgia-based company, BresaGen has agreed to purchase patent rights including exclusively licensed rights from Vanderbilt University in Tennessee. The patents teach methods for the isolation of pluripotent stem cells. These patents, known as the Hogan patents, were issued between 1992 and 1995.

In exchange for these rights BresaGen will issue 18,682,398 shares and 5,685,947 options exercisable at $0.41.

BresaGen has used the methods described in the Hogan patents to produce its human ES cell lines. The four BresaGen ES cell lines are on the register of the US National Institutes of Health and the company has received funding from the NIH to make the cells available to approved researchers.

BresaGen CEO and President, Dr John Smeaton explained that the Company now has a clear path to market for its treatments for Parkinson's Disease and other disorders of the central nervous system. It also has created the opportunity for broad licensing to other commercial entities across a wide range of stem cell based products.

The company is actively pursuing these opportunities with several major pharmaceutical companies and expects to finalise agreements in the near future.

"We are confident of our position from a legal perspective," Dr Smeaton said. "The Hogan patents have the earliest priority dates for patents describing methods for production of human pluripotent stem cells."

Dr Smeaton indicated that BresaGen would take an open approach to licensing its intellectual property to other scientists.

"We would like to make our IP available for the overall benefit of the stem cell field and the advancement of humankind," he said.

As part of the deal, BresaGen will appoint two Plurion directors to its Board - Mr David Perryman, an experienced patent attorney, and Mr Mark Germain, managing director of a US merchant bank serving the biotechnology and life science industries.

Mr Germain will become a consultant to BresaGen to assist with fundraising and other corporate activities.

The acquisition is subject to shareholder approval by both companies, due diligence, and signing of formal documentation. BresaGen shareholders will be asked to approve the transaction at a General Meeting expected to be held in early February 2003 in Adelaide.

- ends -

For further information:

Dr John Smeaton
CEO and President
BresaGen Ltd
Phone: 08 8234 2660
Mobile: 0408 823426

Hilarie Dunn
Public Relations for BresaGen Ltd
Phone: 02 92510110
Mobile. 0414 357792

This press release contains forward-looking statements that reflect the Company's current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies and the uncertainties related to the regulatory process.

BresaGen

Monday, 18 November 2002

Clarification of previous announcement

Further to our announcement of earlier today, BresaGen Ltd advises that the consideration for acquiring certain patent rights from Plurion Inc. is based on Plurion obtaining a certain percentage interest in the Company.

Under the terms of the Agreement, on a fully diluted basis, Plurion and its shareholders will hold 30% of the Company's ordinary shares.

The consideration to be paid is not based on a price per share but rather Plurion holding a certain percentage of the Company's ordinary shares.

Linton Burns
Company Secretary

BresaGen

Monday, 18 November 2002

Analysts Presentation

BresaGen Limited announces that it has posted a copy of its presentation made today to Analysts on its web site.

Please view at - www.bresagen.com.au

Linton Burns
Company Secretary

BresaGen Ltd Annual General Meeting

Chairman's Address

At the Annual General Meeting last year, my predecessor as Chairman, John Hasker, voiced the opinion that the degree of uncertainty which existed at that time was cause for some apprehension in stock markets in general and the more speculative areas including biotechnology. Measured by the fall in the share price since then, at least until the beginning of this week, BresaGen can be seen to have caught full weight of that apprehension.

Suffice to say that it has been a struggle to continue to focus on the Company and its work, with the unrelenting downward pressure on its share price and world and world stock markets in general threatening the opportunities to raise funds to continue the process of turning our research towards commercialisation.

We believe, however, that we have continued to do so and we look to the future with confidence that our programmes are on track.

On the scientific side, our Cell Therapy team continued to make steady and, at times, ground breaking progress. But our Protein Pharmaceutical Division suffered a huge disappointment when its flagship product E21R failed to produce its research results in commercial testing for myeloid leukemia and we were forced to abandon this area.

Nevertheless, the Protein team, after some restructuring, has managed to regroup and refocus its activities to the stage where we fully believe that the new facilities which are nearing completion, will be close to fully utilised in the short to medium future.

You will be aware of the announcement last Monday with respect to the planned acquisition of Plurion Inc, which will give BresaGen of much stronger and more defensible position in the USA, its major cell therapy market. I must remind you that this particular transaction will be subject to shareholder approval at a general meeting in early February 2003 and, as such, will not be voted on today.

However, it does form a major part of our future plans and the Managing Director will talk to it in a few moments time. The Board and management of BresaGen have grappled with this transaction for some considerable time and I must admit to being extremely heartened by its reception.

Most particularly, the intellectual property gained by this transaction now shows that BresaGen has a comprehensive and clear path towards commercialisation of its stem cell therapy technology.

I would also like to mention the Tax Syndication case in which BresaGen was involved. Investors at IPO will recall that this case was fully disclosed in our Prospectus and enforced certain constraints on BresaGen and the Foundation Shareholders.

Significant effort has been expended by BresaGen staff over the past few years on this case, and I am pleased to advise that a decision from the AAT in August was wholly in the Syndicate's favour. The decision is currently being appealed by the ATO but we expect a final decision in early to mid 2003.

I believe that it is timely that we gather all of the information about the Company's progress and plans, and ensure that we provide a comprehensive report to our shareholders as clearly and succinctly as possible. To that end, in a few moments, John Smeaton will provide

you with a presentation similar to that given to analysts earlier this week. I trust that the complete overall view, including the Plurion deal and our new protEcol Services initiative, will clarify what is admittedly a very complex scenario.

Before asking John to talk, I would like to spend several moments on corporate and management governance. As you are aware, both John Hasker and Peter Jenkins resigned as independent directors of BresaGen in July 2002. I must add that their resignations were not linked with each other, nor with the reasonably concurrent even of the E21R failure. Both John and Peter served the Company well before and during BresaGen's emergence as a publicly listed company.

John Hasker as Chairman, guided the Board into this brave new public world and also during its foray into the USA and our first acquisition.

At the same time, Geoffrey Vaughan advised on his intention to stand down from the Board in the near future and while I have prevailed upon him to stay to assist us through this transitory period, he will leave us early in the New Year. I would like to place on record my and the Board's sincere appreciation to all three gentlemen.

Subject of course to shareholders approval of the Plurion deal, we have announced that two additional directors, Mr Mark Germain and Mr David Perryman, will join the Board early next year. Mark and David have particular strengths in merchant banking and patent law respectively which will make them valuable additions to the Board.

I also hope to announce in the near future the appointment of an Australian based director who will bring skills in finance and audit to the Board thus satisfying the foreseen requirements of the ASX and US markets in this area. With all these changes, I believe that we will have a Board well equipped to meet the challenges ahead.

There is one final announcement that I want to make and I do this on the basis that there will be no future shock. Many of you will be aware that john Smeaton has been CEO of BresaGen since 1987, a truly remarkable record in this industry. For some time John has been talking with the Board about his intention to retire within the next year or so. John has agreed to stay on as CEO and assist the Board in the orderly search, appointment and transition to a new CEO with the most appropriate skills to take the company to the next stage of its planned growth.

Given his major success in nurturing and completing the vital and successful Plurion deal which has caused such an excellent response in our stock price, I am delighted to tell you that we have been able to persuade John to then remain in a consulting arrangement focussing on doing the negotiations and deals which your confirmation of the Plurion deal will allow us to do. John's skills in this area of lateral and strategic thought and deal structure and development are extraordinary and I am delighted that those skills will remain with us. So John's talk will not be his valedictory address.

Finally, I would just like to restate my Board's absolute commitment to regrow the shareholder value in BresaGen, to continue to spend our funds in the most effective manner and ultimately to provide the community with the most efficient and cost effective treatments to some of the most devastating diseases in the world today.

BresaGen Ltd: 'innovate - adapt - commercialise therapies'

(Note: Dr. Smeaton's speech is in italics below. Other text refers to presentation slides which accompanied the speech. The presentation slides may be found on our website at the following address: http://www.bresagen.com.au/pdf/analystspres.pdf)

The past year has been an exciting one, with some significant achievements as well as the disappointment of the termination of our collaboration with British Biotech over E21R. I'd like to review the premise of our business and highlight our achievements and directions for the future.

Earlier this week we announced the acquisition of new intellectual property from Plurion Inc. which caused considerable excitement in the marketplace. During my talk today I hope to put this opportunity in context. We will of course be providing shareholders with a comprehensive information package so that you can make an informed decision before the extraordinary general meeting where you will be asked to approve this acquisition.

Technology Platforms – Cell Therapy

BresaGen operates two businesses, let's turn first to the Cell Therapy business

BresaGen: a Leading Stem Cell Company
Vision: "To provide cost effective treatments where none currently exist"
BresaGen's Focus:

- Parkinson's Disease
- Spinal Cord Injury
- Other CNS indications
- License other opportunities

We've chosen to focus first on the most simple, achievable goals of treatments for Parkinson's Disease and other central nervous system disorders, with a policy of seeking opportunities for licensing our intellectual property for other diseases and indications. I would like to especially emphasise that we intend our treatments to be cost effective so that healthcare systems can benefit financially while treating seriously ill patients using our technologies.

Cell Therapy Collaborations

BresaGen has collaborations worldwide. The collaborations in green relate to work on the catheter delivery system while blue indicates collaborations relating to stem cells.

Let's Consider...Technology and Total Product Concept

Parkinson's Disease

- Caused by deficiency of dopamine producing neurons
- Affects 1-2% of elderly

Clinical Symptoms:

- Tremor
- Rigidity of gait
- Slow movement
- "Freezing"of movement

In simplistic terms it is our aim to implant functional cells into the right location to replace the ones lost through the disease.

The Cellular Product

The power of this technology is that one cell line, derived from one donor embryo can be cultured indefinitely and reproduced to produce treatments for literally thousands of patients. ES cells are versatile and can differentiate into all of the 200 different cell types of the human body. While BresaGen has derived 4 cell lines to date and is using these lines and distributing them widely, ultimately, the cell lines which will be used to make therapeutic products for use in humans will need to be derived using "current Good Manufacturing Practices" (cGMP).

Integrated Product

The Total Product Concept for BresaGen's cell therapy treatment of Parkinson's Disease consists of a dose of human ES cell derived neural cells delivered by means of our proprietary catheter to the precise location in the brain where they are required, which will be determined using our MRI based imaging software.

Let's Consider... Intellectual Property and Freedom to Operate

Cell Therapy Patent Applications

With the acquisition of the so called "Hogan Patents" from Plurion, BresaGen has an intellectual property portfolio consisting of more than 25 issued patents and patent applications which stretch from the production of stem cells from various starting materials through the differentiation and delivery of therapeutically useful cells to the brain.

BresaGen/Plurion IP

- Dominant IP position with regard to pluripotent stem cells
- Patents filed at each step along the path to dopaminergic neuron production
- Established priority dates on key IP suggest freedom to operate and ability to cross license.
- Policy to license broadly for applications outside CNS. Limited licensing within CNS to competitors.

Let's Consider... Progress to date – a look Forward

HES derived neural progenitors

The cells shown here are intermediate cells somewhere along the pathway from ES cells to neurons. They have the advantages of being immortal, easily grown in culture (passaged, frozen, and thawed), and can be further differentiated into functional nerve cells. These cells could be products in themselves as, for example, they could be used for screeing drug candidates.

HES derived neural networks

These are ES cells which have been fully differentiated to form nerve cells in a network which allows them to communicate with each other. The green cells are dopamine-producing cells, the kind of cell which is missing in Parkinson's Disease sufferers. The red cells are other types of neural cells. The power of our differentiation technology is demonstrated by the fact that essentially all of the cells in this picture are differentiated neural cells.

Untreated vs Treated

While we can differentiate ES cells into neurons in culture, a few cells in the culture remain as primitive cells (see arrows) which can forma tumour called a teratoma if implanted into the brain. We have developed a proprietary treatment which selectively kills ES or pluripotent cells, allowing the remaining cells to differentiate into mature neurons.

Human feeder cells support ES cells

One of the requirements for FDA approval of a cell therapy is likely to be that the cells are grown without ever having come in contact with non-human cells. We have shown that we can grow our ES cells on 3 different types of human feeder layers, thus avoiding the use of mouse feeder cells. When we develop new cell lines for therapeutic purposes we will need to derive them on human feeder cells.

Current Status

- Human neural progenitors and TH+ neurons derived using proprietary methods.
- Can be produced at scale.
- These cell types are being tested in rat models.
- Proprietary step to kill Oct 4+ cells tested.
- Cells maintained on human feeders.
- 510K catheter approval.

Product Development: Next Steps

- Produce cGMP non xeno hES cell lines.
- Set up cell banks.
- Produce selected cell type.
- Test for safety and efficacy- rat and primate models.
- Validate catheter in primate model.
- Complete regulatory requirements-file IND.
- Commence clinical trials - est 2005.
- Finance: estimate < US$50M required to complete FDA registration

Key Milestones

The key milestones for product development are shown here as a timeline

Let's Consider... Revenue Models and Financials

Market Demographics

These are world-wide figures for prevalence and incidence of Parkinson's Disease and Spinal Cord injury. The US spends over $25Billion per year on Parkinson's Disease patients. These are clearly large, unmet medical needs.

Market Potential

This is an estimate of the market potential for a cell therapy treatment. BresaGen believes that the cost of the cells alone is likely to be in the range of US$10,000-25,000 per treatment. Market size assumptions are necessarily speculative, but it is not unreasonable to project BresaGen attaining sales in excess of $500Million per annum for a successful treatment for either disease.

Technology Platforms – Protein Drugs

Protein Pharmaceuticals Division - Recent Achievements

- Launch of protEcol™ Services
- EquiGen® sales revenue increased 19%
- Distribution agreement with CSL
- E21R commences pilot phase II clinical trial for Rheumatoid Arthritis
- Human growth hormone moving towards API status
- Construction of FDA compliant manufacturing facility for recombinant proteins and peptides

Since the disappointment of the clinical trial failure of E21R the protein team have made a magnificent effort to refocus on new opportunities and particularly to establish the new business, called protEcol Services.

ProtEcol™ Services

- Building on 15 years experience in bacterial recombinant protein manufacture
- "One-stop shop" for optimised protein and peptide manufacture: from bench top scale through clinical development
- A tool kit of proprietary and in-licensed technologies, experienced staff, and cGMP manufacturing capacity
- Short term revenue potential from process development with ongoing royalty stream from manufacture of clients' molecule
- Revenue forecast to reach AU$4.5M by 2005

Market Opportunity

- Approx 1,100 biotherapeutics in preclinical development and one quarter are likely to be suitable for manufacture in E. coli
- Between 2002 and 2006 the size of the biopharmaceutical contract manufacturing market is expected to double
- There is currently a critical shortage of cGMP process development and biomanufacturing capacity
- BresaGen's additional capacity (up to 500L) in new facility will provide a link from process development and pilot stage production to large scale manufacturing

Peptide Production

I would just like to focus for a moment on peptide production. These can be thought of as fragments of proteins. They are usually made by chemical synthesis, which becomes progressively more expensive as the size of the molecule increases.

- BresaGen has developed recombinant methods for producing medium sized peptides which can be more cost-effective than chemical synthesis
- Strategy: target companies developing peptides which are in preclinical/early clinical trials, demonstrate advantage of recombinant production

We believe there are opportunities where the cost of production can make the difference between a product being viable or not viable.

ProtEcol™ - Early Successes

- Evogenics Pty Ltd: BresaGen will conduct feasibility studies and process development for Evogenics' proprietary proteins which can be used as a technology platform to identify and develop novel protein therapeutics and diagnostics
- Metabolic Pharmaceuticals: BresaGen will develop recombinant production methods for anti-obesity drug, AOD9604
- Lonza Group: Letter of Intent to collaborate on contract process development and
manufacturing for Lonza customers

- Currently in negotiations with a US company for process development of a therapeutic peptide

Commercialisation of Proteins

This shows the breadth and potential of our protein pipeline.

BresaGen's New Facility

We're on track for the completion of our new facility by Q1 2003. This facility will come on line in time to meet the growing demand for protEcol Services.
You are all more than welcome to walk down the road and have a look after the meeting closes today.

Summary
BresaGen has:

- Competitive science involving two major platforms
- Significant intellectual property resources
- Modern physical plant for product development and manufacture
- Short, medium and long term revenue prospects
- A need to raise new finances via licensing and new equity placements - existing shareholders to be given opportunity to participate at current pricing.

Financials

- Listed on ASX in Sept '99 (BGN).
- ADR (Pink Sheets) BSGNY
- 54.3M shares on issue.
- Market Cap Nov '02 A$15M
- FY 01/02 revenue A$6.05M.
- Cash reserves through 2nd Quarter FY 2003-04.
- Cash-burn of A$10M pa.
- Australian Government R&D grants of A$7.8M, A$2.2M remaining.
- NIH Infrastructure Grant of US$1.3M.

In closing, I would like to emphasise that BresaGen is in a strong position with its two technology platforms. It has some gifted people and a growing portfolio of intellectual property. There are battles ahead, including fundraising in a difficult environment, but the essentials are in place for this company to realise its promise and become a great Australian based biotechnology company.

Peter has referred to my retirement plans: It has been a privilege to work with a dedicated group of people for nearly 16 years. It is now time to seek a younger replacement. I will be assisting the board with the search for my successor and doing whatever I can to assist in a smooth handover while maintaining my financial interest in the company.

BRESAGEN LIMITED ANNUAL GENERAL MEETING – 21 NOVEMBER, 2002

The following is the outcome of each resolution put to the shareholders at today's AGM held at 3.30pm –

Resolution No. 1
The Financial Report, Director's Report and Auditor's Report were adopted.

Resolution No. 2
The re-election of Mr Peter Hart as Director was approved.

Resolution No. 3
The re-election of Dr Christopher Juttner as Director was approved.

Resolution No. 4
The issue of options pursuant to The BresaGen Employee Options Incentive Plan for the purpose of Listing Rule 7.2 of the ASX Listing Rules was approved.

Resolution No. 5
The issue of options pursuant to The US Employee Options Incentive Plan for the purpose of Listing Rule 7.2 of the ASX Listing Rules was approved.

Resolution No. 6
The grant of twenty five thousand (25,000) share options to Dr Chris Juttner pursuant to the BresaGen Employee and Researcher Option Plan was approved.

Resolution No. 7
The grant of thirty five thousand four hundred and fifteen (35,415) share options to Dr Chris Juttner pursuant to the BresaGen Employee and Researcher Option Plan was approved.

Resolution No. 8
The grant of one hundred and thirty thousand two hundred and thirty two (130,232) share options to Dr John Smeaton pursuant to the BresaGen Employee and Researcher Option Plan was approved.